TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No C5 Caroline Toce, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	12/18/2024	65,080	$ 1,306,979.83
-same as above-	Class A Common Stock	12/18/2024	7,807	$ 158,844.97
-same as above-	Class A Common Stock	12/17/2024	11,181	$ 232,380.40
-same as above-	Class A Common Stock	12/17/2024	52,400	$ 1,081,865.51
-same as above-	Class A Common Stock	12/13/2024	11,181	$ 249,106.77
-same as above-	Class A Common Stock	12/12/2024	11,181	$ 241,549.36
-same as above-	Class A Common Stock	12/11/2024	11,181	$ 236,159.37
-same as above-	Class A Common Stock	12/10/2024	11,181	$ 246,240.73
-same as above-	Class A Common Stock	12/9/2024	11,181	$ 268,466.92
-same as above-	Class A Common Stock	12/6/2024	11,181	$ 292,130.30
-same as above-	Class A Common Stock	12/5/2024	11,181	$ 289,761.42
-same as above-	Class A Common Stock	12/4/2024	11,181	$ 293,495.55
-same as above-	Class A Common Stock	11/29/2024	11,181	$ 237,977.89
-same as above-	Class A Common Stock	11/27/2024	11,181	$ 224,167.45
-same as above-	Class A Common Stock	11/26/2024	11,181	$ 233,639.02
-same as above-	Class A Common Stock	11/25/2024	11,181	$ 240,737.27
-same as above-	Class A Common Stock	11/22/2024	11,181	$ 244,252.30
-same as above-	Class A Common Stock	10/23/2024	18,750	$ 489,350.87
-same as above-	Class A Common Stock	10/17/2024	9,697	$ 293,267.26
-same as above-	Class A Common Stock	10/11/2024	6,554	$ 195,801.81
-same as above-	Class A Common Stock	10/11/2024	31,032	$ 927,080.63
-same as above-	Class A Common Stock	10/10/2024	7,622	$ 241,128.56
-same as above-	Class A Common Stock	10/10/2024	36,086	$ 1,141,606.47